3900 Wisconsin Avenue, NW Washington, DC 20016-2892

August 9, 2012

Via EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Federal National Mortgage Association

Form 10-K for Fiscal Year Ended December 31, 2011, Filed February 29, 2012 and

Amended March 9, 2012

Form 10-Q for Quarterly Period Ended March 31, 2012, Filed May 9, 2012

File No. 000-50231

Dear Ms. Hayes:

We are in receipt of the letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) to Susan R. McFarland, Executive Vice President and Chief Financial Officer of the Federal National Mortgage Association (the “Company”), dated August 3, 2012, regarding the above-referenced filings. As discussed with the Staff on August 8, 2012, we respectfully request an extension of time until September 7, 2012 to respond to the Staff’s comments. We expect the extension will provide us with sufficient time to gather the necessary information, prepare the responses and review the responses with the Federal Housing Finance Agency, the Company’s conservator.

Please contact me at (202) 752-2793 if you have any questions or need further information.

Sincerely,

/s/ Stephen H. McElhennon
Stephen H. McElhennon
Vice President and Deputy General Counsel